SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________
 F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of
October 2022

Commission File Number 001-36258

Crescent Point Energy Corp.
(Name of Registrant)

Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta, T2P 1G1
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
 Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The following documents attached as exhibits to this Form 6-K:  Exhibit 99.1, the Interim Consolidated Financial Statements (unaudited) for the period ended September 30, 2022; and Exhibit 99.2, the Company's Management's Discussion and Analysis for the period ended September 30, 2022, shall be deemed to be filed with and shall be incorporated by reference into the Company's Registration Statements on Form F-3D (File No. 333-205592), Form S-8 (File No. 333-226210) and Form F-10 (333-257761).

The following documents attached as exhibits hereto are incorporated by reference herein:

Exhibit No.	Description
99.1	Interim Consolidated Financial Statements (unaudited) for the period ended September 30, 2022.
99.2	Management's Discussion and Analysis for the period ended September 30, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crescent Point Energy Corp.
(Registrant)

By:	/s/ Ken Lamont
Name:	Ken Lamont
Title:	Chief Financial Officer
Date: October 26, 2022

EXHIBITS

99.1	Interim Consolidated Financial Statements (unaudited) for the period ended September 30, 2022.
99.2	Management's Discussion and Analysis for the period ended September 30, 2022.